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                                                                  EXHIBIT (a)(7)
ATRION CORPORATION
One Allentown Pkwy.
Allen, TX 75002-4211
Tel 972-390-9800
Fax 972-390-9687
                                                                   [ATRION LOGO]



                                November 26, 2001



Dear Stockholder:

         We are pleased to inform you that Atrion Corporation is offering to purchase up to 500,000 shares of its common stock from its stockholders through a tender offer at a price of $34.50 per share.

         The Offer, which has commenced today, is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the Offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder whether to tender any or all shares.

         Please note that the Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday, December 21, 2001, unless extended by the Company. If the Offer is not extended, the Company currently intends to accept for payment and pay for shares to be purchased pursuant to the Offer by December 31, 2001. Questions regarding the Offer should be directed to Innisfree M&A Incorporated, the Information Agent for the Offer, at 501 Madison Avenue, 20th Floor, New York, New York 10022, at the telephone number set forth in the enclosed materials.

                                            Sincerely,


                                            /s/ Emile A. Battat
                                            Emile A. Battat
                                            Chairman, President and Chief
                                            Executive Officer